WiderThan Releases Statement Regarding Patent Infringement Suit
Does Not Believe Suit Has Merit

Seoul, South Korea – July 13, 2006 – WiderThan Co., Ltd. (NASDAQ: WTHN), a leading global provider of integrated mobile entertainment solutions for wireless carriers, responded today to the announcement made yesterday by TeleCommunication Systems, Inc. (NASDAQ: TSYS), that it has filed a lawsuit in the U.S. District Court for the Eastern District of Virginia against Mobile 365, Inc. and WiderThan Americas, Inc. for patent infringement.

WiderThan does not believe the lawsuit asserting infringement of United States Patent No. 6,985,748, issued earlier this year has merit. WiderThan plans to defend itself vigorously.

About WiderThan
WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. Our applications, content and services enable wireless carriers to a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to more than 45 wireless carriers in over 20 countries, including SK Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.

Forward-Looking and Cautionary Statements
Any statements in this announcement about the future expectations, plans or prospects of WiderThan, including statements containing the words “believe,” “plan,” “anticipate,” “expect,” “estimate,” “will” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including factors described in WiderThan’s annual report on Form 20-F. These factors include the fluctuations of revenues and earnings, our reliance on SK Telecom to generate a majority of revenues and as a partner to develop and test services, the fact that the markets in which we operate are highly competitive, the challenges of global expansion, the lack of any contractual obligation for our carrier customers to use our services, the fact that a substantial portion of our revenues are subject to pricing decisions of carrier customers, the consolidation among our potential customer base, the dynamics of the wireless carrier markets in which our largest potential customers compete with one another, the fact that our carrier customers could begin developing and/or providing some or all of our carrier application services on their own, our dependence on ringback tone service for a significant portion of our revenue, potential increases in royalty rates payable to music label companies, currency exchange rate fluctuations, maintaining an effective system of internal controls and complying with regulations required by the telecom industry and in Korea. The forward-looking statements included in this announcement represent WiderThan’s view as of the date of this release. WiderThan anticipates that subsequent events and developments may cause WiderThan’s views to change. However, WiderThan disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. These forward-looking statements should not be relied upon as representing WiderThan’s views as of any date subsequent to the date of this announcement.

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